THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON DECEMBER 8, 1997 PURSUANT
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                  TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under The Securities Exchange Act of 1934

                          SI DIAMOND TECHNOLOGY, INC.
                        -------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                    1-11602
                          ---------------------------
                             (Commission File No.)

                                  76-0273345
                           ------------------------
                             (I.R.S. Employer No.)

                              Saundra J. Kessler
                          253A 26th Street, Suite 200
                        Santa Monica, California 90402
                                (310) 445-2323
            ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 26, 1997
                          ---------------------------
            (Date of Event Which Requires Filing Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  Page 1 of 6
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COMMISSION FILE NO. 1-11602           13 D               PAGE 2 OF 6 PAGES
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      NAME OF REPORTING PERSON
 1
      Longueville Co., Inc.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,414,667 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,414,667 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,414,667 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12
      [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      6.2%

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      TYPE OF REPORTING PERSON*
 14
      CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.001 per share, of SI Diamond Technology, Inc., a Texas corporation (the "Company"). The address of the Company's principal executive offices is 12100 Technology Boulevard, Austin, Texas, 78727.

     ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this statement is Longueville Co., Inc., a Delaware corporation ("Longueville"). Longueville's principal business is making investments. The address of Longueville's principal business and office is 253A 26th Street, Suite 200, Santa Monica, California 90402.

     Longueville has not, during the last five years, been convicted in a criminal proceeding. Longueville has not, during the last five years, been subject to any judgment, decree or final order with respect to any federal or state securities laws.

     Longueville has one executive officer and sole director, for whom Longueville provides the following information:

          (a)  Patricia Stapleton

          (b)  253A 26th Street, Suite 200
               Santa Monica, California 90402

          (c) Executive officer and director of Longueville

          (d) During the past five years, Ms. Stapleton has not been convicted in a criminal proceeding.

          (e) During the past five years, Ms. Stapleton has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

          (f)  United States.

     Longueville has one controlling shareholder, for whom Longueville provides the following information:

          (a)  Saundra Kessler

          (b)  253A 26th Street, Suite 200
               Santa Monica, California 90402

          (c)  Private investor and homemaker.

          (d) During the past five years, Ms. Kessler has not been convicted in a criminal proceeding.

          (e) During the past five years, Ms. Kessler has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

          (f)  United States.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 28 and November 26, 1997, respectively, Longueville received warrants to purchase 707,333 and 707,334 shares of the Company's common stock. Longueville received the warrants for services rendered in connection with the placement of the Company's common stock to third party investors.

     ITEM 4.   PURPOSE OF TRANSACTION.

     Longueville acquired the warrants to hold for investment purposes. Longueville will continue to evaluate the Company's business and prospects and may determine to acquire additional shares of common stock or warrants or dispose of all or a portion of the common stock or warrants owned by it. Except to the extent indicated above, Longueville presently has no plans or proposals to do Items (a) through (j) of Item 4.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Longueville beneficially owns warrants to purchase an aggregate of 1,414,667 shares of the Company's common stock, which represents 6.2% of the outstanding common stock of the Company (calculated in accordance with Rule 13d-3 and based upon 21,508,359 shares outstanding as reported in the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 1997).

          (b) Longueville has the sole power to vote and dispose of any such shares acquired pursuant to the exercise of the warrants.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 1997
                                    LONGUEVILLE CO., INC.

                                    By:      /s/ Patricia Stapleton
                                           --------------------------
                                    Name: Patricia Stapleton
                                    Its: President